September 18, 2012

Via EDGAR

Ms. Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huntington Funding, LLC.
Form S-3
Filed August 22, 2012
File No. 333-183479

Dear Ms. Hsu:

On behalf of Huntington Funding, LLC (the “Company”), as counsel for the Company, we hereby submit this letter as a supplemental response to our letter dated September 10, 2012 (the “Original Response Letter”) to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 7, 2012 (the “Comment Letter”), regarding the above referenced registration statement (the “S-3”).

We are writing pursuant to a telephone conversation on September 17, 2012 between the undersigned and Michelle Stasny Esq. of the Staff in which Ms. Stasny requested that the Company supplement the response to item 2 of the Comment Letter that was contained in the Original Response Letter.  For the convenience of the Staff, this letter restates in full the text of  item 2 of the Comment Letter and our response to that comment as contained in the Original Response Letter.  The requested supplemental response is contained in a new paragraph, which is captioned “Supplemental Response” and appears immediately after the restated response to that comment.

Ms. Katherine Hsu
September 18, 2012

Prospectus Supplement

Certificates

“2.
We note that you are registering certificates under the pending registration statement. In light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).”

Original Response to Comment 2

We are familiar with the recent decision of the United States District Court for the Southern District of New York that held that the Trust Indenture Act (the “TIA”) applies to pass-through mortgage-backed certificates notwithstanding that a pass-through mortgage-backed certificate, which represents a beneficial ownership interest in a trust, is not in form a “note, bond, debenture, or evidence of indebtedness” that is expressly subject to the TIA.  Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago, et al. v. The Bank of New York Mellon (April 3, 2012).

We observe that the decision in Retirement Board was issued in connection with the court’s rejection of a motion for summary judgment by the defendant and that the litigation in that case is ongoing.  It is impossible to know whether the decision will be overturned on rehearing or on appeal, although that appears to be a real possibility in light of the preponderance of scholarly commentary and the large volume of pass-through securities that have been issued on the basis of exemptions from qualification of an indenture under the TIA that the court’s decision would foreclose.

Furthermore, owing to legal peculiarities of mortgage-backed securities, it is difficult to predict how far the reasoning of the court would extend to non-mortgage asset-backed securities such as those backed by automobile loans and installment sale contracts, which are the subject of the S-3.  For example, the court appears to have inferred that mortgage pass-through certificates constitute a “note, bond, debenture, or evidence of indebtedness” in part because of their treatment as debt for tax purposes.  This inference may be supported by the provisions of the Internal Revenue Code of 1986 governing real estate mortgage investment conduits (the “REMIC Provisions”), which treat all “regular interests” in a real estate mortgage investment conduit as debt for federal income tax purposes regardless of whether they are equity under applicable state law or have

Ms. Katherine Hsu
September 18, 2012

substantial equity features for purposes of the Employee Retirement Security Act of 1974.   Because the REMIC Provisions do not apply to non-mortgage asset-backed securities, the characterization for tax purposes of an asset-backed certificate would be based on a classic “debt/equity” analysis and would not be based on the statutory mandate reflected in the REMIC Provisions.

Notwithstanding the foregoing, on behalf of the Company we confirm that the Company would comply fully with any requirement of controlling judicial authority or valid Commission interpretation to qualify as an “indenture” under the TIA the pooling and servicing agreement or other instrument pursuant to which the Company issued certificates that were registered under the S-3.  References to a “trust indenture” and “indenture trustee” on pages 42 and 79 of the Base Prospectus would in such case naturally apply to such pooling and servicing agreement or other instrument.

Supplemental Response

Furthermore, on behalf of the Company we confirm that any prospectus supplement for an offer and sale of certificates registered under the S-3 will contain a full discussion and analysis of the reasoning and holding of the court’s decision in Retirement Board as well as of any other judicial decision in that case or a similar case that would be material to prospective investors in such certificates.

On behalf of the Company we acknowledge that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;  (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the S-3; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Company understands that the Staff will consider a written request for acceleration of the effective date of the S-3 as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the S-3.

Please do not hesitate to contact me at (212) 536-4843 if you have further questions or would like to discuss any other matters.

Very truly yours,

/s/ Anthony R. G. Nolan

Cc:	Scott J. McKim
Richard A. Cheap, Esq.
Daniel W. Morton, Esq.
(Huntington Funding, LLC)
Drew A. Malakoff